October 2, 2009

Mr. Gary Todd

Senior Review Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

Re:	China Yuchai International Limited

Form 20-F for Fiscal Year Ended December 31, 2008

Filed July 15, 2009

File No. 001-13522

Dear Mr. Todd,

This letter sets forth the responses of China Yuchai International Limited’s (“CYI” or the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 28, 2009, with respect to the above referenced Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth before each response.

Form 20-F for the Fiscal Year Ended December 31, 2008

1. Comment: We note that your shares of Yuchai are your primary asset. We also note that your plans for expansion and diversification, as described on page 44, appear to emphasize the acquisition of investment securities (for instance, the securities of TCL and HLGE.) Please provide your analysis as to whether you should be considered an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.

Response to Comment 1:

The Company is not an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940, as amended (the “Act”) for the following reasons:

(a) The Company is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities.

The Company owns a majority voting and economic interest in Guangxi Yuchai Machinery Company Limited (“Yuchai”). Yuchai is a diesel engine manufacturer in China and produces diesel power generators and diesel engine parts. The Company has the right to appoint nine of Yuchai’s 13 directors. The Company also provides certain management, financial planning and other services to Yuchai and, as of June 1, 2009, had seconded six employees to key management positions to work full-time at Yuchai’s principal manufacturing facilities in China as part of Yuchai’s day-to-day management team.

1/8

As part of the Company’s plans for business expansion and diversification, the Company’s strategy generally is to acquire a significant interest, even if such interest is a less-than-majority interest, in target entities that permits the Company to influence the operations and management policies of such target entities and to achieve profit through improved operations. It is not the Company’s policy to make passive investments or to otherwise trade in the securities of other companies. Pursuant to its business plan, the Company acquired a significant interest in each of HL Global Enterprises Limited (“HLGE”) and Thakral Corporation Ltd (“TCL”). The Company owns 45.4% of the outstanding voting securities of HLGE and 34.4% of the outstanding voting securities of TCL.

HLGE operates hotels primarily in China and Malaysia. HLGE also has a property development business. TCL primarily conducts distribution of consumer electronic products with operations mainly in China and Hong Kong. The Company has the right to appoint four of HLGE’s eight directors and two of TCL’s nine directors.

(b) The Company is in compliance with Rule 3a-1 under the Act. As required by Rule 3a-1, no more than 45% of the value of the Company’s total assets consists of, and no more than 45% of the Company’s net income after taxes is derived from, “securities” (subject to the exceptions set forth in Rule 3a-1).

(i) Yuchai: The Company owns 76.4% of the outstanding voting securities of Yuchai. Yuchai is thus, under Section 2(a)(24) of the Act, a “majority-owned subsidiary” of the Company.

Yuchai is not an “investment company” under the Act or a company relying on the exclusion from the definition of “investment company” in Section 3(b)(3) or Section 3(c)(1) of the Act. As described above, Yuchai is a diesel engine manufacturing company in China. It is an industrial operating company and not engaged in the securities business.

For the foregoing reasons, the Company’s interest in Yuchai is not a “security” for purposes of Rule 3a-1.

(ii) The Company’s assets consist of (A) securities issued by majority-owned subsidiaries that are not investment companies, (B) securities of HLGE and TCL, (C) fixed assets and (D) bank deposits which are either demand deposits or deposits with a term of less than one year being held to pay anticipated operating expenses. Accordingly, under the provisions of Rule 3a-1, no more than 45% of the value of the Company’s assets consists of, and no more than 45% of the Company’s net income after taxes is derived from, “securities”. The Company is therefore in compliance with Rule 3a-1 and is not to be deemed an “investment company” under the Act.

2/8

Item 6.	Directors, Senior Management and Employees, page 63

2. Comment: In future filings, please provide information regarding share ownership held by your directors and members of your administrative, supervisory or management bodies. Refer to Item 6.E. of Form 20-F.

Response to Comment 2:

The Company refers the Staff to page 70 of its Form 20F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”) to the statement in Item 6 in the section “Compensation” that the Company’s directors and executive officers do not currently own any shares of Common Stock or options to acquire any shares of Common Stock. The Company’s executive officers include members of its administrative, supervisory and management bodies.

The Company will continue to provide information in future filings regarding share ownership held by its directors and executive officers.

Item 8.	Financial Information

Consolidated Statements of Shareholders’ Equity and Comprehensive Income/(Loss) page F-8

3. Comment: We see that in 2008 you reported unrealized losses totaling Rmb80 million identified as related to investments held by an affiliate. Please explain to us the source of the unrealized loss, the nature of the investments and the affiliate to which it relates. Please tell us where the notes to financial statements provide disclosure about these investments and the specific accounting period.

4. Comment: As a related matter, please reconcile for us the change in the unrealized gains in your available for sale securities between 2007 and 2008 as disclosed in Note 17 to the amounts presented in the statement of stockholders’ equity. In that regard, we see that Note 17 indicates that unrealized gains on available for sale securities were Rmb101 million as of December 31, 2007 (Form 20-F as of December 31, 2007, Page F-33) and Rmb51 million as of December 31, 2008.

Response to Comments 3 and 4:

The Company has responded to the Staff’s comments 3 and 4 together below.

The source of the unrealized loss in 2008 of Rmb80 million relates to CYI’s proportionate share of the other comprehensive income of its affiliate and is accounted for in accordance with FASB ASC 323-10-35-18 which requires that an investor shall record its proportionate share of the investee’s equity adjustments for other comprehensive income.

The nature of investment is an equity investment in an associate, Thakral Corporation Limited (“TCL”). CYI has an indirect share of 34.4% in TCL held through CYI’s wholly owned subsidiary, Venture Delta.

The Company refers the Staff to Note 3(h) of its financial statements in its 2008 Form 20-F that relates to accounting policy for investments in affiliates. The Company’s share of earnings and losses of affiliate, adjusted to eliminate intercompany gains and losses and to account for the difference between the cost of investment and the underlying equity in net assets of the affiliates, is included in the consolidated results.

3/8

The Company will update the following disclosure in its financial statements (as underlined) in its future filings:

“Investments in affiliates are accounted for using the equity method. The Group’s share of earnings and losses of affiliate, adjusted to eliminate intercompany gains and losses and to account for the difference between the cost of investment and the underlying equity in net assets of the affiliate is included in the consolidated results. The Group’s share of the other comprehensive income items of the affiliate are recorded in accumulated other comprehensive income”.

The movement in the table showing the initial fair value, gross unrealized holding gains, and period-end fair value of available-for-sale securities in Note 17 (e) relates only to the unsecured bonds and RCPS A that remained outstanding as of 31 December 2008. In order to progress the unrealized holding gains from 2007 to 2008, the effects of the redemption of unsecured bonds and translation adjustments during FY 2008 must also be considered.

After considering the effects of gains on redemption and translation adjustments amounting to Rmb 23,483, the net unrealized holding gains arising from unsecured bonds and RCPS A decreased by Rmb 26,696 as presented in the statement of changes in equity.

Note 3. Summary of Significant Accounting Policies and Practices, page F-13

(c) Trade Accounts Receivables, loans receivable and bills receivable, net

5. Comment: We see that some bills receivable are included in your balance sheet while others are apparently de-recognized upon sales to banks. In future filings, please disclose the criteria you apply in determining the appropriate accounting for bills receivable sold to banks. That is, clarify the criteria you evaluate in assessing whether de-recognition is appropriate in GAAP. In future filings, please also clarify the difference between a trade account receivable and a bill receivable.

Response to Comment 5:

The Group is mainly engaged in manufacturing, assembling and selling of diesel engines and accessories in the PRC. Once the products are sold to the customers, the Group records the outstanding balance as trade receivables due from customers. Customers usually clear their outstanding balances within 30~90 days which are the normal payment terms via cash or bank bills (“bills receivables”). The payment method via bank bills is widely accepted in the PRC.

The Group regularly sells these bill receivables to large creditworthy banks in the PRC. At the time of sale, the buyer is responsible for servicing the receivables upon maturity of the bills receivable and the fair value of the recourse obligation arising from these discounted bank bills is immaterial based on the Company’s default experience and the credit status of the issuing banks. When all rights and privileges of holding the receivables are transferred to the banks, the Group de-recognizes the bills receivable from its books and records a corresponding expense for the amount of the discount.

4/8

The Company will update the footnote disclosure in its financial statements (as underlined) in future filings to clarify the difference between a trade account receivable and a bill receivable and the criteria that the Company applies in determining the appropriate bills receivable sold to banks:

“Trade accounts receivable are recorded at the invoiced value of goods sold after deduction of trade discounts and allowances, if any. Customers usually clear their outstanding balances within 30-90 days which are the normal credit terms via cash or bank bills (“bills receivable”). See note 9 for a breakdown of accounts and bills receivable.”

The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the Group’s accounts receivable. Management determines the allowance based on specific account identification and historical write-off experience by industry and national economic data.

Management reviews the Group’s allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

“The Group sells bills receivables to banks on an ongoing basis. The buyer is responsible for servicing the receivables upon maturity of the bills receivable. Sales of the bill receivable are accounted for under FASB ASC 860-10-40. At the time of sale of the bills receivable to the banks, all rights and privileges of holding the receivables are transferred to the banks. Accordingly, bills receivable are derecognized, and a discount equal to the difference between the carrying value of the bills receivable and cash received is recorded. The Group received proceeds from the sales of the bills receivable of Rmb4,485,221, Rmb4,403,828 and Rmb4,775,590 (US$698,768), for the years ended December 31, 2006, 2007 and 2008, respectively. The Group has recorded discounts totaling Rmb54,720, Rmb75,193 and Rmb90,977 (US$13,312) in respect of sold bills receivable for the years ended December 31, 2006, 2007 and 2008, respectively, which has been included in interest expense.”

(k) Revenue recognition

6. Comment: It appears that you have service centers and that you provide other services to customers. Unless insignificant, in future filings please also provide an accounting policy disclosure for service revenues.

Response to Comment 6:

The Company refers the Staff to Page 35 of its 2008 Form 20F that CYI, through its customer service centers, provides a comprehensive range of services to its customers, including dispatching engineers to provide on-site assistance to major customers in the resolution of technical problems. These services are provided as part of the Company’s warranty arrangements with customers and are not a separate source of service revenues.

In addition, the customers may obtain after-sales services from more than 1,300 authorized service stations. These service stations are independently owned. The Company’s service stations are operated by the Company’s agents. Accordingly, the Company does not generate revenue from these service stations. Hence, the Company does not believe that an accounting policy disclosure for service revenues is required.

5/8

(g) Impairment of long-lived assets, other than goodwill

7. Comment: In future filings please describe the facts and circumstances leading to the impairment charge for the hotel and office building in 2008. In that regard, please describe the business and operational factors leading you to conclude that future cash flows would not be as originally anticipated.

Response to Comment 7:

In response to the Staff’s comments, CYI will revise its disclosure under “Note 3(q). Summary of Significant Accounting Policies and Practices – Impairment of long-lived assets, other than goodwill” in its next annual report on Form 20-F and future filings as appropriate, to reflect substantially the language below:

“The economic slowdown in late 2008 resulted in lower hotel utilization and reduced building tenancy. As a result, the Company concluded that future cash flows from the hotel and office building were not as originally anticipated, leading to the impairment charge for the hotel and office building in the fiscal year 2008.”

(r) Fair Value Measurements, page F-17

8. Comment: In the last sentence of the next to last paragraph you indicate that “financial investments” were valued by a professional appraiser. Please tell us and in future filings disclose which instruments you are referring to as financial investments. Also tell us the extent to which you relied on the opinion of the outside expert in valuing these instruments. Please note that if you disclose that you relied on an outside appraiser in these valuing financial instruments, you may need to identify the expert in future filings and include their consent in any registration statement incorporating the Form 20-F. Please also refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Response to Comment 8:

The financial investments refer to Zero Coupon Unsecured Non-convertible Bonds, Series A Redeemable Convertible Preference Shares (“RCPSA”) and Series B Redeemable Convertible Preference Shares (“RCPSB”) relating to the Company’s investment in HLGE, as disclosed in Note 17 of the Company’s financial statements.

In response to the Staff’s comment, in the Company’s future filings, the Company will expand and clarify the disclosure in the last sentence of the next to last paragraph relating to fair value measurements to Note 3(r) to read as follows:

“Management estimated the fair value of the Zero Coupon Unsecured Non-convertible Bonds, Series A Redeemable Convertible Preference Shares (“RCPSA”) and Series B Redeemable Convertible Preference Shares (“RCPSB”) by obtaining an independent valuation of the investments from a professional appraiser who adopted the discounted cash flow methodology.”

6/8

The Company acknowledges that it relied on the opinion of the independent appraiser in valuing these instruments. In future filings, the Company will identify the independent appraiser and, if applicable, include the appraiser’s consent in the Form 20-F and any registration statement incorporating such filings.

Note 17. Investments, page F-28

(e) Other investments as of December 31, 2007 and 2008 not described above… Page F-33

9. Comment: We see the general disclosure about how you determine the fair value of level 3 investments under the caption “Securities”. Tell us and in future filings please disclose how you actually determined the fair value of the level 3 investments in HLGE. In that regard, please provide clear disclosure of the model or models applied and a description of the key assumptions applied in your modeling.

Response to Comment 9:

The Company determined the fair value of the level 3 investments in HLGE using internal valuation models as no quoted market prices exist for such investments. The valuation models and key assumptions are based on the type of investments and the nature of the underlying.

The Company will include the below disclosure on how the Company determines the fair value of level 3 investments under “Note 17(e) Investments” in its next annual report on Form 20-F and in future filings as appropriate:

“The Company determined the fair value of the investments in HLGE using internal valuation models which include discounted cash flows and option pricing models as no quoted market prices exist. Under the discounted cash flow model, cash flows are estimated based on the terms of the contract and discounted using market rates appropriate to the maturity of the instrument. Under option pricing model, possible values that the underlying asset can have in one time period are estimated using an iterative procedure between the valuation date and the option’s expiration date. The key assumptions for those models include interest rate yield curves, dividend yields, credit spreads and estimated volatility. The significant assumptions to the models such as credit spreads and estimated volatility of unlisted entities are not observable.”

10. Comment: In that regard your disclosure indicates that HLGE has an excess of liabilities over assets. We also see that through a subsidiary you refinanced bonds receivable from HLGE in 2009, prior to their maturity. Please tell us why you believe the carrying amount of the bonds is recoverable at December 31, 2008.

Response to Comment 10:

Although HLGE has an excess of liabilities over assets by Rmb 47.5 million as reported in the 2008 Form 20-F, this has not taken into consideration the appraised market values which would have led to a surplus in assets over liabilities by Rmb 122.4 million. In addition, HLGE has strong operating cash flows and there are future plans to expand the business. Considering this, the Company believes that the carrying amount of the bonds is recoverable at December 31, 2008.

7/8

11. Comment: We refer to the table disclosing the initial value, gross unrealized holding gains and period-end fair value of investment securities appearing on page F-33. In future filings please provide disclosure of gross unrealized gains, gross unrealized losses (when applicable) and fair value of available for sale securities as of each balance sheet date included in your filing. Refer to FASB ASC 320-10-50-2.

Response to Comment 11:

The Company notes the Staff’s comment in this regard, and confirms that there is no unrealized losses in the fiscal year 2008. The Company will disclose gross unrealized gains, gross unrealized losses (when applicable) and fair value of available for sale securities as of each balance sheet date in future filings.

With respect to all the preceding responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We greatly appreciate the efforts of the Staff to review our responses.

Please let me know if you have any further questions. I can be contacted at (65) 63226262 if I can be of further assistance.

Yours sincerely

/s/ Hoh Weng Ming
Hoh Weng Ming
Chief Financial Officer

8/8